

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 15, 2011

Mr. Kenneth M. Fisher
Chief Financial Officer
Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, Texas 77067

> **Re:** **Noble Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 001-07964**

Dear Mr. Fisher:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director